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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------


                                 AMENDMENT NO. 2
                                       to
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                         OACIS HEALTHCARE HOLDINGS CORP.
                            (Name of Subject Company)

                              --------------------

                         OACIS HEALTHCARE HOLDINGS CORP.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                              --------------------

                                 00175167107510
                      (CUSIP Number of Class of Securities)
                              --------------------

                                   JIM MCCORD
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         OACIS HEALTHCARE HOLDINGS CORP.
                          1101 FIFTH AVENUE, SUITE 200
                              SAN RAFAEL, CA 94901
                                 (415) 482-4400

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

                              --------------------

                                   Copies to:

                            KENNETH L. GUERNSEY, ESQ.
                              KARYN R. SMITH, ESQ.
                               COOLEY GODWARD LLP
                               ONE MARITIME PLAZA
                                   20TH FLOOR
                          SAN FRANCISCO, CA 94111-3580
                                 (415) 693-2000


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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on February 26, 1999 by Oacis Healthcare Holdings Corp., a Delaware corporation (the "Company") (the "Schedule 14D-9"). The Schedule 14D-9 was filed in connection with the tender offer made by Science Applications International Corporation, a Delaware corporation ("Parent"), and Oscar Acquisition Corporation., a Delaware corporation ("Purchaser"), to purchase all of the shares of common stock of the Company at a price of $4.45 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 26, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 "Background" of the Schedule 14D-9 is hereby amended to include the following:

          On March 18, 1999, Parent and Company issued a joint press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act was terminated on March 17, 1999, allowing Parent to proceed with its acquisition of the Company. A copy of the joint press release is filed as Exhibit 16 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended to include the following as an exhibit:

     Exhibit 16: Text of the Joint Press Release dated March 18, 1999 issued by Science Applications International Corporation and Oacis Healthcare Holdings Corp.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.



                                        OACIS HEALTHCARE HOLDINGS CORP.



                                        By: /s/ Stephen Ghiglieri
                                           -------------------------------------
                                        Name:  Stephen Ghiglieri
                                        Title: Vice President of Finance and
                                               Administration, Chief Financial
                                               Officer

Dated:  March 19, 1999



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                                  EXHIBIT INDEX



Exhibit
Number         Description
------         -----------
99.4           Text of Press Release dated February 22, 1999, issued by Oacis Healthcare
               Holdings Corp.
99.5           Letter to stockholders of the Company, dated February 26, 1999.
99.6           Opinion, dated February 20, 1999, of Covington Associates LLC
99.16          Text of Joint Pres Release dated March 18, 1999 issued by Science Applications
               International Corporation and Oacis Healthcare Holdings Corp.